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EXHIBIT 21         SUBSIDIARIES

         Calais Resources Colorado, Inc., a Nevada corporation qualified to do business in Colorado

         Calais Resources Nevada, Inc., a Nevada corporation

         Calais formerly had an interest in several corporations organized under the laws of Barbados, but those corporations are no longer in existence and, consequently, are not included in this list.